May 8, 2007

Steve Anderson
Surfect Holdings, Inc.
12000-G Candelaria NE
Albuquerque, New Mexico 87112

      Re: **Surfect Holdings, Inc.**
              Annual Report on Form 10-K
              Filed May 1, 2007
              Amendment No. 5 to Registration Statement on Form SB-2
              Filed May 1, 2007
              File No. 333-139034

Dear Mr. Anderson:

      We have the following comments to your filing. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Index to Financial Statements, page F-1

Note 13. Stock Options, page F-21

1.   Please refer to prior comment 9 from our letter dated April 12, 2007. Your response does not appear to fully address our prior comment. With respect to the stock options granted to non-employees, please revise this note to quantify the significant assumptions used within the Black-Scholes model and the underlying reasons for the significant assumptions used within this model. Please also tell us how the change in volatility assumptions as a result of prior comment 8 from our letter dated April 12, 2007 has impacted your valuation of these stock options issued to non-employees.

Form 10-QSB for the Quarter Ended September 30, 2006

2.   Please refer to prior comment 10 from our letter dated April 12, 2007. Prior to requesting effectiveness on this registration statement, please amend your quarterly report to address the comments issued in this letter and in our prior letters.

Form 10-KSB for the Year Ended December 31, 2006

3.   As appropriate, please amend your annual report on Form 10-K to address the comments in this letter. In order to enhance an investors' understanding, please provide an explanatory paragraph at the forefront that explains to the investor the reasons that you amending your annual report.

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        You may contact Tara Harkins at (202) 551-3639 or in her absence, Kevin Vaughn at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Mumford at (202) 551-3637 or me at (202) 551-3800 with any other questions.

                                        Sincerely,

                                        Peggy Fisher
                                        Assistant Director

cc: (via fax) Harvey Kesner, Esq.